Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES COMPLETION OF FIRST SHARE REPURCHASE PROGRAM

AURORA, Ontario, December 6, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced the completion of the first of two share repurchase programs (the “Program”). The Program was commenced pursuant to an issuer bid exemption order issued to Magna by the Ontario Securities Commission on November 21, 2017.

Magna repurchased a total of 1,472,000 Common Shares under the Program directly from a third party, for an aggregate purchase price of $101.2 million. All Common Shares acquired under the Program were cancelled. The Program formed part of Magna’s normal course issuer bid announced on November 13, 2017.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (1)

We are a leading global automotive supplier with 328 manufacturing operations and 99 product development, engineering and sales centres in 29 countries. We have over 163,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

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